Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Rigel Resource Acquisition Corp. (the “Company”) on Form S-1 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated June 17, 2021, except for Notes 5 and 7, to which the date is October 19, 2021, with respect to our audit of the financial statements of Rigel Resource Acquisition Corp. as of May 14, 2021 and for the period from April 6, 2021 (inception) through May 14, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Los Angeles, CA

October 19, 2021